Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 10, 2010

Relating to Prospectus dated October 26, 2010

Registration No. 333-168439

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated October 26, 2010 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-168439) relating to these securities and our Free Writing Prospectus, dated November  5, 2010, relating to the offering. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1361103/000119312510255994/ds1a.htm

The following information is intended to update and supplement the information contained in the Preliminary Prospectus.

Common Stock offered by us:	6,000,000 shares (or 6,900,000 shares if the underwriters exercise their over-allotment option in full)
Common Stock to be outstanding after this offering:	25,809,078 shares (or 26,709,078 shares if the underwriters exercise their over-allotment option in full)
Expected initial public offering price per share:	$9.00 per share
Potential purchases by existing stockholders:

Certain of our principal stockholders and/or their affiliates have indicated an interest in purchasing, individually, up to an aggregate of $13.5 million of shares of common stock in this offering, based upon the expected initial public offering price of $9.00 per share. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally.

If such stockholders purchase all shares they have indicated interests in purchasing, the number of shares beneficially owned by all directors and executive officers as a group will increase to 15,129,324, and the percentage of common stock beneficially owned by them after this offering will increase to 56.0%. The number and percentage of shares beneficially owned is based on 25,809,078 shares of common stock outstanding after this offering as of October 15, 2010, and assumes no exercise of the underwriters’ over-allotment option.

Net Proceeds:

We estimate that we will receive net proceeds of approximately $47.0 million from the sale of the shares of common stock in this offering, based upon the expected initial public offering price of $9.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $54.5 million.

We currently intend to use approximately $20.0 million of the net proceeds of this offering for capital expenditures to expand the sequencing and computing capacity in our Mountain View and Santa Clara leased facilities. We intend to use approximately $15.0 million of the net proceeds of this offering to finance the further development of our sequencing technology and services, and approximately $10.0 million for sales and marketing activities. We intend to use the remainder of the net proceeds of this offering for working capital and other general corporate purposes, including the costs associated with being a public company.

Pro forma as adjusted balance sheet data:	Based upon the expected initial public offering price of $9.00 per share, as of June 30, 2010, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $84.7 million, working capital would have been approximately $73.2 million, total assets would have been approximately $116.5 million and total stockholders’ equity would have been approximately $94.9 million.
Pro forma as adjusted capitalization:	Based upon the expected initial public offering price of $9.00 per share, as of June 30, 2010, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $203.5 million, total stockholders’ equity would have been approximately $94.9 million and total capitalization would have been approximately $96.1 million.
Dilution:	After giving effect to the sale of 6,000,000 shares of common stock in this offering at the expected initial public offering price of $9.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at June 30, 2010 would have been approximately $94.9 million, or $3.68 per share. This represents an immediate increase in pro forma net tangible book value per share of $1.26 to our existing stockholders, compared to pro forma net tangible book value per share and an immediate dilution of $5.32 to investors purchasing shares in this offering. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $3.84 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $5.16 per share. Investors purchasing shares of common stock in this offering will have purchased approximately 23.3% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 25.7% of the total consideration paid for our common stock.

Complete Genomics, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Complete Genomics has filed with the SEC for more complete information about Complete Genomics and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Complete Genomics, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting UBS Investment Bank, Attn: Prospectus Department, 299 Park Avenue, New York, New York 10171 or by telephone toll free at (888)-827-7275 or by contacting Equity Syndicate Prospectus Department, Jefferies & Company, 520 Madison Avenue, 12th Floor, New York, NY 10022, at 877-547-6340, and at Prospectus_Department@Jefferies.com.